Exhibit 99.1

SMIC starts volume production of 0.18 um Color-VGA CMOS Image Sensor (CIS) wafers

For Immediate Release

SHANGHAI, CHINA – December 7, 2005 — In a strategic, move to continue to expand its Silicon foundry business into the booming CMOS image sensor (CIS) market, Semiconductor Manufacturing International Corporation (NYSE:SMI) today announced volume production and shipment of 0.18um color-VGA resolution CMOS image sensor wafers to a fabless customer based on SMIC’s proprietary 0.18um CMOS image process and Toppan’s color filter/microlens technology.

“Our 0.18um CMOS image process technology will enable us to further serve the growing electronics consumer market in China and around the world, especially the segments of cell phone cameras, home-security and automobile applications,” said Mr. Roger Lee, Senior Vice President of SMIC. “Thanks to our CMOS image sensor process development team’s dedication and hard work, we believe we have become a leader in CMOS sensor production here in China.”

About SMIC

SMIC (NYSE: SMI, SEHK: 0981.HK) is one of the leading semiconductor foundries in the world, providing integrated circuit (IC) manufacturing at 0.35-micron to 90-nanometer and finer line technologies to customers worldwide. Established in 2000, SMIC has four 8-inch wafer fabrication facilities in volume production in Shanghai and Tianjin. In the first quarter of 2005, SMIC commenced commercial production at its 12-inch wafer fabrication facility in Beijing. SMIC also maintains customer service and marketing offices in the U.S., Europe, and Japan, and a representative office in Hong Kong. As part of its dedication towards providing high-quality services, SMIC has achieved ISO9001, ISO/TS16949, OHSAS18001, TL9000, BS7799 and ISO14001 certifications. For additional information, please visit http://www.smics.com.